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                                                                    EXHIBIT 4.16


                            ASSET PURCHASE AGREEMENT

                                     BETWEEN

                             STMICROELECTRONICS N.V.

                            ST MICROELECTRONICS LTD.


                                       AND

                             TIOGA TECHNOLOGIES LTD.


                                   DATED AS OF

                                 APRIL 28, 2003

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                            ASSET PURCHASE AGREEMENT

     THIS ASSET PURCHASE AGREEMENT ("AGREEMENT") is entered into as of April 28, 2003, by and between STMicroelectronics N.V. ("ST NV"), a Dutch corporation with its registered office at WTC Schiphol Airport, Schiphol Blvd. 265, 1118 BH Schiphol Airport, Amsterdam, The Netherlands acting through its Swiss Branch located at 39, Chemin du Champ des Filles, 1228 Plan-les-Ouates, Geneva, Switzerland; ST Microelectronics Ltd., with registered offices at 1 Haomanut St., Netanya, Israel ("ST LTD." and, collectively with ST NV, "ST", or the "BUYER") and Tioga Technologies Ltd., a public company registered under the laws of the State of Israel with offices at 132 Menachem Begin Road, Azrieli Towers, Tel Aviv, Israel ("TIOGA" or the "SELLER").

     WHEREAS, The parties have entered into (i) a Technology Transfer Agreement (the "TTA"), (ii) a Development, Marketing and Services Agreement (the "SERVICES AGREEMENT"), and (ii) an Option Agreement (the "OPTION AGREEMENT") each dated February 14th 2002; and have executed Addendums to the TTA and the Services Agreement on May 15, 17 and 19, 2002;

     WHEREAS, In accordance with the Option Agreement, Buyer gave Seller an irrevocable Notice of Exercise of the Call Option (as such term is defined in the Option Agreement) to purchase substantially all of the assets of Tioga; and

     WHEREAS, Seller wishes to sell and transfer to Buyer and Buyer wishes to purchase from Seller, all of the right, title and interest in and to all of the Acquired Assets (as defined below) of Seller, in consideration of the purchase price described herein, all in accordance with the terms and conditions of this Agreement.

     NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the parties agree as follows:

     1.   DEFINITIONS

In addition to terms elsewhere defined in this Agreement, the following capitalized terms shall have the following meaning:

           1.1. "ACQUIRED ASSETS" -has the meaning set forth in Section 2.3 below.

           1.2. "AFFILIATE" - means, in the case of Seller, Tioga Technologies Inc. ("Tioga Inc.") and Silicon Value (S.V.) Ltd. (in liquidation); and, in the case of Buyer, any corporation, partnership, or other entity that, directly or indirectly, owns, is owned by, or is under common ownership with, ST, for so long as such ownership exists. For the purposes of the foregoing, "own," "owned," or "ownership" shall mean ownership of more than fifty (50%) of the stock or other equity interests entitled to vote for the election of directors or an equivalent governing body and entity that is directly or indirectly controlled by, under common control with or that controls the subject party.

           1.3. "CONSIDERATION" - has the meaning set forth in Section 3 herein.

           1.4.     "CLOSING" - has the meaning set forth in Section 4.1 below.

           1.5.     "CLOSING DATE" - means the Effective Date.

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           1.6.     "CONFIDENTIAL INFORMATION" - means all proprietary
                    information and/or data of Seller relating to its business, and/or Acquired Assets, including in any form whatsoever, tangible or intangible, including information in oral, visual or computer database form, not made available by Seller to the general public, including without limitation any Intellectual Property.

           1.7.     "DAMAGES" - as defined in Section 10.1.

           1.8.     "EFFECTIVE DATE"- the date of this Agreement.

           1.9. "EMPLOYEES" - the officers or employees (including former officers or employees) of Seller.

           1.10. "EXCLUDED ASSETS" - has the meaning set forth in Section 2.3 below.

           1.11.    "EXCLUDED LIABILITIES" - has the meaning set forth in
                    Section 2.5 below.

           1.12.    "INDEMNIFIABLE AMOUNTS" - as defined in Section 10.1 below.

           1.13. "INTELLECTUAL PROPERTY" - means all right, title and interest of Seller and its Affiliates in, to, and under all Patents, design patents, Trademark, technology designs, know-how, copyrights, mask works, service marks trade dress, and applications for any of the foregoing. For the purpose of this Agreement, Intellectual Property shall also include Confidential Information and research and development programs and work in process.

           1.14.    "GAAP" - means generally accepted accounting principles.

           1.15. "INVENTORY" - means all raw materials and supplies, manufactured and purchased parts, goods in process, and finished goods, as detailed in SCHEDULE 1.15.

           1.16. "LIABILITY" - means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due).

           1.17. "MATERIAL" - means unless otherwise specifically provided in this Agreement a change or effect that gives rise to an expense, liability, or damage in an aggregate amount in excess of $50,000.

           1.18. "MATERIAL ADVERSE EFFECT" means (a) any change, development or effect (individually or in the aggregate) in the general affairs, management, business, results of operations, condition (financial or otherwise), assets, or liabilities (whether or not the result thereof would be covered by insurance), relating solely to the Seller and not to the economy or to the semiconductor industry in general, that would be Material and adverse to Seller, or (b) any fact or development that would (individually or in the aggregate), prevent Seller from performing any Material obligations it has under this Agreement.

           1.19. "ORDINARY COURSE OF BUSINESS" - means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency). For the purpose of this Agreement (i) employment and consulting contracts or amendments thereto containing any 'golden parachute' provisions or the like; (ii) contracts with labor unions;
                    (iii) transactions with Affiliates; (iv) loan agreements;
                    (v) agreements pursuant to which Seller has given any indemnification, Security Interest or otherwise agreed to become directly or contingently liable for any obligation of any person; (vi) application for, request for extension, or receipt of any grant or allowance from any governmental agency or authority, or any third party; (vii) agreements relating to the acquisition, disposition or disclosure of the Intellectual Property or Confidential Information relating to the Seller (other than this Agreement and standard distribution and licensing rights relating to the Seller's products); and (viii) any fairness opinion in connection with this transaction, shall not be considered to be contracts entered into in the Ordinary Course of Business.

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           1.20.    "PATENTS" - means all patents invented, acquired or filed by
                    Seller and its Affiliates, that are currently held or owned by Seller or its Affiliates, including utility and design patents, patent applications, provisional applications and similar filings in any jurisdiction, and any divisions, continuations, or reissues thereof. For purposes of this Agreement "Patents" shall also include all patents set forth in Exhibit 1.20 attached hereto.

           1.21. "SECURITY INTEREST" - means any mortgage, pledge, lien, hypothecation, encumbrance, charge, claim or other security interest of any kind or character, direct or indirect, whether accrued, absolute, contingent or otherwise.

           1.22. "SELLER LIABILITIES" - means all Liabilities of Seller and Seller's Affiliates.

           1.23. "TAX"-means any taxes, duties, fines and levies imposed on or charged to the Seller and/or the Affiliates by any state, municipal, regional, local, national, foreign or other authority including direct and indirect taxes, corporate income tax, withholding tax, value added tax, sales tax, insurance premium tax, customs duties, excise tax, real and personal property tax, occupancy tax, registration and stamp duties, environmental tax, capital tax, transfer tax, social security contributions, withholding tax in respect of employees, or any other tax, duties or charges and any interest for late payment, penalties, sanctions and increases in respect of the foregoing.

           1.24. "TRADEMARKS" - means the trademarks, trade names, logos, trademark applications, domain names, and other marks used and/or registered by Seller.

           1.25.    "TRANSFERRED CONTRACTS" - has the meaning set forth in
                    Section 2.3(e) below.

           1.26.    "UNFUNDED EMPLOYEE RELATED LIABILITIES"- as defined in
                    Section 3.1 below.

     2.   THE TRANSACTION

           2.1. PURCHASE AND SALE OF ACQUIRED ASSETS. Subject to the terms and conditions of this Agreement, Buyer hereby purchases from Seller, and Seller hereby sells, transfers, assigns, conveys, and delivers to Buyer, free and clear of all liens, mortgages, deeds, trusts, escrows, security interests, encumbrances, claims, leases and charges, all of Seller's right, title and interest in and to all of the Acquired Assets, as defined in Section 2.3 below.

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           2.2.     [RESERVED].

           2.3. ACQUIRED ASSETS. The "ACQUIRED ASSETS" mean all of Seller's assets and properties of every kind, nature and character (whether real, personal or mixed, whether tangible or intangible, whether absolute, accrued, contingent, fixed or otherwise and wherever situated), including the goodwill related thereto, operated, owned, licensed or leased by Seller, and any accounts and notes receivable, real estate, equipment, inventory, goods as well as Intellectual Property, products and design wins; provided, however that to the extent that any Acquired Asset for which assignment to Buyer is provided herein, is not assignable without the consent of another party, this Agreement shall not constitute an assignment or an attempted assignment thereof if such assignment or attempted assignment would constitute a breach thereof. All consents to assignment obtained by Tioga are set forth in Exhibit 4.3(b)(6). Notwithstanding the above, the Acquired Assets shall not include (i) cash or cash equivalents (such as marketable securities and short term investments), (ii) the Consideration hereunder, and
                    (iii) all other amounts due from Buyer or its Affiliates to Seller pursuant to the TTA, if any, and the Services Agreement, and (iv) any shares or other equity interest in Seller's affiliates or participatory interests in third parties (the "EXCLUDED ASSETS"). Without limiting the generality of the foregoing definition of Acquired Assets, the Seller's Acquired Assets include the following with respect to the Seller:

             (a) All accounts, notes and any other amounts receivable by the Seller from any third parties in respect of or relating to the Acquired Assets as of the Closing Date (excluding any of the Excluded Assets);

             (b)      All rights in the Intellectual Property.

             (c) All tangible materials, documentation and technical information comprising the Intellectual Property, products, design wins, and Confidential Information transferred hereunder; and all such documentation, instruments and information owned or held by Seller and related to the Acquired Assets which may be necessary or useful in connection with Buyer's conduct of the Acquired Assets after the Closing.

             (d)      All Inventory, wherever located;

             (e) All rights under all contracts written or oral, including memoranda of understandings, licenses, commitments, sale and purchase orders, guarantees, leases and other documents entered into by Seller with third parties, including (without limitation) with its customers, suppliers, Employees, government agencies and entities, excluding the Orckit Debenture (the "TRANSFERRED CONTRACTS");

             (f) All of Seller's rights under its agreements with Employees, including with respect to the Employees' obligations of confidentiality, non-compete and the assignment of inventions;

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             (g)      All of Seller's permits, licenses, franchises, product
                      registrations, filings, authorizations, approvals and indicia of authority (and pending applications for any thereof) (i) to conduct the operations of the Acquired Assets and to own, manufacture, construct, operate and maintain any product, fixture, facility, equipment, vehicle, machinery or installation of the Acquired Assets, or (ii) to store, transport, dispose of, market or sell any goods or any substance used, handled, produced, disposed of, marketed or sold in the operation of the Acquired Assets, as issued by any governmental agency or instrumentality;

             (h) Reserve related assets, and rights in and with respect to the assets associated with any liability or obligation with respect to the Employees, and any insurance policies relating thereto (including manager's insurance policy - 'Bituach Menahalim', and study funds - 'Keren Hishtalmut');

             (i) All tools, machinery and equipment owned by Seller, whether in the possession of Seller or its vendors;

             (j)      All rights under vehicle lease agreements;

             (k) All office furnishings, equipment, including computer equipment, telephone numbers, fixtures and supplies owned by Seller;

             (l) All real property, whether owned or leased by Seller and used or held for use in its business, including all land, buildings, rights and privileges relating thereto;

             (m) All performance and other bonds, security and other deposits, and advances maintained for use in the conduct of the Seller's business;

             (n) All claims and other prepayments, including security deposits, guarantees and other retentions held by third parties with respect to the Transferred Contracts as of the Closing Date;

             (o) All books and records relating to the Acquired Assets (whether kept or maintained by Seller or any third parties), including, without limitation, copies of all lists of design wins, customers and suppliers, records with respect to costs and pricing, Inventory and equipment, business development plans, advertising materials, catalogues, sales materials and records, purchasing materials and records, and personnel records with respect to Employees hired by Buyer;

             (p) A copy of Tioga's accounting books, records, ledgers and electronic data processing materials;

             (q) All information systems, programs, software and documentation thereof (including all electronic data processing systems, program specifications, source codes, logs, input data and report layouts and formats, record file layouts, diagrams, functional specifications and narrative descriptions, flow charts and other related material) owned by Seller;

             (r) All claims deposits, prepayments, refunds, causes of action, and rights of set off (including any such item relating to the payment of taxes);

             (s) Prepaid expenses, deferred charges and cash advanced by customers and rights to volume rebates due from suppliers;

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             (t)      All other assets, properties, rights and claims related to the operations of Seller or which arise in or from the conduct thereof; provided, however, that the definition of Acquired Assets shall not include any of the Excluded Assets.

                 The parties agree that all the Acquired Assets set forth in Sections 2.3(b) and 2.3(c) shall be acquired by, and transferred to, ST NV, subject to applicable OCS rules and regulations; and all other Acquired Assets shall be acquired by, and transferred to, ST Ltd.

           2.4. ASSUMPTION OF LIABILITIES. Subject to the terms and conditions of this Agreement, Buyer hereby assumes, discharges and becomes solely responsible for all Seller Liabilities, excluding only the Excluded Liabilities (as defined below).

           2.5. EXCLUDED LIABILITIES. Notwithstanding anything contained herein to the contrary, Buyer shall not assume or be bound by or otherwise be responsible for (i) the Seller's consolidated financial indebtedness including, without limitation, any Liability of Seller or Seller's Affiliates with respect to the Orckit Debenture, overdrafts, actually drawn amounts with respect to revolving credit facilities, long term and short term debt, capital leases and any other outstanding liability requiring either payment of interest thereon or repayment of a principal amount, and any accrued interest thereon, (ii) Liabilities of Seller towards Seller's Affiliates or of Seller's Affiliates towards Seller, (iii) any Tax Liability (other than with respect to VAT as set forth in Section 9.9 of this Agreement), (iv) all amounts payable by Seller to the Israeli Office of Chief Scientist ("OCS") with respect to the consideration received or receivable by Seller from Buyer under the Services Agreement, including any interest or penalties associated therewith, (v) any Liability deriving from post-Closing actions of Seller, (vi) any Liability of Seller or Seller's Affiliates actually known to Seller or Seller's Affiliates and not disclosed to Buyer in the Disclosure Schedule or the Closing Financial Statements; and (vii) any Liabilities that are deemed excluded under Section 7 hereto (the "EXCLUDED LIABILITIES") and such Excluded Liabilities shall remain the obligation of the Seller.

     3.  CONSIDERATION

           3.1. CONSIDERATION. In consideration for the Acquired Assets, Buyer shall pay Seller an aggregate amount of US$12,000,000, reduced by the aggregate amount, as of the Closing Date, of
                    (i) Unfunded Employee-Related Liabilities (as defined hereunder) (ii) overdue current liabilities that have not been paid as of the Closing Date under their respective original terms of payment, (iii) accounts receivable due for payment after the Closing Date that were collected in advance, sold or factored to financial institutions for advance collection, and (iv) any increase of Liabilities or decrease of assets, not in the Ordinary Course of Business, reported in the Closing Financial Statements as compared to Liabilities and assets reported in the unaudited balance sheet as of March 31, 2003 (the "REFERENCE BALANCE SHEET", attached under Schedule 3.1) (the "Consideration"). The Consideration includes an amount of $8 million paid by ST NV to Seller in consideration of the Intellectual Property transferred to ST NV herein. The Consideration shall be supplemented by Value Added Tax ("VAT"), to the extent applicable. "UNFUNDED EMPLOYEE RELATED LIABILITIES" shall include, but not be limited to, all amounts, if any, that have not been paid or deposited with the Employees' respective pension plans or managers' insurance policies in the manner required pursuant to such plans or policies or applicable law including but not limited to severance payments, unused accrued vacation days, special bonus payments, salary payments, extra hours payments, early notice payments and all other benefits or compensations under Israeli law or agreements (collectively, "EMPLOYEE RELATED LIABILITIES"). Notwithstanding the foregoing, any Employee Related Liabilities for which accrual has been properly made in the Closing Financial Statements in accordance with US GAAP, shall be excluded from the definition of Unfunded Employee Related Liabilities. For the avoidance of doubt, if such Unfunded Employee Related Liabilities were computed based on the December 31, 2002 audited financial statements attached as part of Schedule 5.6, there would be no Unfunded Employee Related Liabilities.

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           3.2.     The Consideration shall be determined in accordance with the following procedure:

             (i) Promptly after Closing the Seller shall deliver to Buyer the Closing Financial Statements, as defined in
                      Section 5.6;

             (ii) Buyer shall deliver to Seller a draft computation of the Consideration, as promptly as possible after the receipt of the Closing Financial Statements and in any event within thirty (30) days thereafter; Seller (and Seller's auditors) shall give the Buyer full access to those books of account, documents, files and papers remaining with the Seller as reasonably required to prepare the draft computation of the Consideration;

             (iii) Seller shall review the draft computation of the Consideration submitted by the Buyer and within thirty
                      (30) days of receipt thereof shall inform the Buyer whether or not it agrees with the draft computation of the Consideration, giving written details of its reasons in case of disagreement;

             (iv) If Seller disagrees with the draft computation of the Consideration, then Seller and Buyer, with assistance of their respective auditors shall, following the Seller's notification of any matters in dispute to the Buyer pursuant to subparagraph (iii) above, have a period of fifteen (15) days to agree on the Consideration;

             (v) If the parties are unable to reach an agreement as to the Consideration within the above period of fifteen (15) days, the parties shall appoint Ernst & Young LLP, New York (the "Expert"), whose sole duties shall be to settle the disputed adjustments and to determine the Consideration (the parties are aware of the fact that Ernst & Young Israel is the Seller's CPA);

             (vi) The Expert shall limit its investigation to the matters on which the parties disagree and shall have access to any books of account, documents, files and papers which it may request and to employees of Buyer and Seller, as required to perform its duty. The Expert shall issue its final determination concerning the Consideration as promptly as possible and in any event within fifteen (15) days after its appointment referred to in subparagraph (v); and

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             (vii)    The final determination made by Buyer and Seller or, if
                      applicable, by the Expert, shall be final and binding on the parties and the parties irrevocably undertake to approve and accept the determination made jointly by the Buyer and the Seller or by the Expert (as the case may be) and to implement the payment of any sum, if any, to be made in connection therewith.

           3.3. All amounts received by the Seller after the Closing Date in respect of the Acquired Assets shall accrue to the benefit of the Buyer, and all amounts payable after the Closing Date in respect of the Acquired Assets shall be a liability of the Buyer.

           3.4. PAYMENT OF CONSIDERATION. The Consideration is payable as follows:

             (a) Concurrently with the execution of this Agreement, Buyer shall deliver to Seller's bank account, Account No. 85842, Bank Hapoalim Ltd., Branch No. 690, Swift Code POALILIT GLM, in immediately available funds, an amount equal to $12 million plus VAT, to the extent applicable (the "PROVISIONAL CONSIDERATION"), less an amount of US$1,800,000 (the "ESCROW AMOUNT"), which shall be deposited in escrow according to the Escrow Agreement. Such amount shall be delivered to the Seller on the later of (i) thirty days following the Closing Date, and (ii) twenty days following receipt by ST NV (at the address set forth below) of the Closing Financial Statements, subject to the provisions of Article 10 herein, and in accordance with the provisions of the Escrow Agreement attached hereto as EXHIBIT 3.4.

             (b) Following the final determination of the Consideration as outlined under Section 3.2, Seller shall pay in cash the difference between the Provisional Consideration and the Consideration, within 15 days of the final determination of the Consideration. In case of failure by Seller to pay in cash to Buyer such difference within 15 days from the final determination of the Consideration, Buyer will have the right to withdraw such amount from the Escrow Account, if the Escrow Period has not already lapsed, and Seller shall promptly refund the amount withdrawn into the Escrow Account. Nothing in this section (b) shall be deemed to have the effect of extending the Escrow Period beyond the period set forth in Section 10.

             (c) The Consideration shall be paid in United States Dollars. All sums payable to Seller hereunder shall be made by way of a wire transfer, of immediately available funds, to Seller's bank account, pursuant to the wiring instructions set forth in this Agreement, or by such other form of payment as is mutually agreed by Seller and Buyer.

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     4.  THE CLOSING

           4.1. CLOSING. Subject to the terms and conditions of this Agreement, the sale and purchase contemplated hereby (the "CLOSING") shall take place at such time as this Agreement has been executed by both parties and all deliverables set forth in Section 4.3 have been duly delivered and no execution of this Agreement or delivery of any deliverable shall be deemed effective until such time as all such deliverables have been delivered.

           4.2. TERMINATION OF THE SERVICES AGREEMENT. The Services Agreement is hereby terminated and expired, including without limitation the provisions of section 4.3 and 3 thereof, provided that such termination will not affect the obligations of the parties under the Services Agreement that have arisen prior to such termination.

           4.3. DELIVERIES AND TRANSACTIONS AT THE CLOSING. Concurrently with the execution of this Agreement, the following transactions shall occur and the following documents will be delivered:

             (a)      DELIVERY BY BUYER. Buyer shall:

                 (i) deliver to Seller the Provisional Consideration less the Escrow Amount which shall be held in escrow, as set forth in Section 3.4(a) above, and

                 (ii) deposit the amount of US$1,800,000 with the escrow agent in accordance with the Escrow Agreement attached hereto as EXHIBIT 3.4; AND

                 (iii) deliver to Seller a duly executed copy of the Rights and Obligations Form ("Tofes Hovot Ve'Zehuyot") of the OCS, in the form attached as Exhibit 4.3(b)(8)(I) hereto.

             (b)      DELIVERY BY SELLER. Seller shall deliver to Buyer:

                          (1)   [RESERVED].

                          (2) COMPLIANCE CERTIFICATE- A certificate signed by the Seller's CEO, in the form attached hereto as
                                EXHIBIT 4.3 (b) (2), certifying that the items set forth in Sections 4.3(b)(1), 4.3(b)(3), 4.3(b)(4) 4.3(b)(5) and 4.3(b)(11) have been duly satisfied, in the form agreed to by Buyer and Seller's counsel.

                          (3) ORCKIT'S PLEDGE. A duly certified letter from Orckit attached hereto as EXHIBIT 4.3 (b)(3), confirming the release of all kind of pledges that Orckit has on any of the Acquired Assets or on the Seller's assets.

                          (4) IP ASSIGNMENT. The Company has delivered an executed Power of Attorney with respect to the assignment of Intellectual Property Rights, in the form attached hereto as EXHIBIT 4.3(b)(4).

                          (5) IP TRANSFER: A duly executed transfer deed with respect to all tangible material, documentation and technical information in English, comprising the Intellectual Property, products, design wins, and Confidential Information transferred hereunder in the form attached hereto as EXHIBIT
                                4.3 (b)(5).

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                          (6)   ASSIGNMENT LETTERS. Irrevocable assignment
                                letters in the form attached hereto as EXHIBIT
                                4.3 (b)(6), duly executed by Seller,
                                transferring to Buyer all of Seller's rights, title and interest in and to the Transferred Contracts.

                          (7) LEASEHOLD ASSIGNMENTS. Assignments (with Lessor's consent thereto, to the extent required) of leasehold interests in any leased real property included in the Acquired Assets, attached hereto as EXHIBIT 4.3 (b)(7).

                          (8) SELLER'S REQUIRED CONSENTS. Documents reasonably satisfactory to Buyer, evidencing receipt of approval from governmental authorities required for the consummation of the transactions contemplated hereby, as follows: (i) the approval of the Chief Scientist of the Israeli Ministry of Industry and Commerce attached hereto as EXHIBIT 4.3 (b)(8)(I); (ii) Seller's notification to the Investment Center attached hereto as EXHIBIT 4.3 (b)(8)(II).

                          (9) OPINION. An opinion of Naschitz, Brandes & Co., counsel of Seller in the form attached hereto as
                                Exhibit 4.3(b)(9), dated as of the Closing Date.

                          (10) RELEASE. An executed copy of the release letter in the form attached hereto as Exhibit 4.3(b)(10), releasing and discharging Buyer and its Affiliates from any and all claims against and liabilities of Seller and/or its Affiliates that are Excluded Liabilities.

                          (11) SELLER'S EMPLOYEES. Documents evidencing the termination of all of Seller's current Employees who are not listed in Exhibit 4.3(b)(11), as well as the signature of the current Employees who are listed in Exhibit 4.3(b)(11) ("Retained Employees") on Buyer's 'Welcome Letter'.

                          (12) OCS. A duly executed copy of the Rights and Obligations Form ('Tofes Hovot Ve'Zehuyot") of the Office of Chief Scientist, in the form attached as Exhibit 4.3(b)(8)(i) hereto; and a duly executed copy of Seller's withdrawal of its applications for OCS grants listed in Exhibit 4.3(b)(12)(ii).

                          (13) ADDITIONAL DOCUMENTS. Such other endorsements, instruments, certificates or documents executed by Seller or its Affiliates as may be necessary or appropriate to carry out the sale, transfer, conveyance, and assignment contemplated hereby, as Buyer and its counsel may reasonably request.

     5.  REPRESENTATIONS AND WARRANTIES OF SELLER

    Seller represents and warrants to Buyer that the statements contained in this Section 5 and the information contained in the disclosure schedule attached as EXHIBIT 5 hereto with regard to the Acquired Assets (the "DISCLOSURE SCHEDULE") are correct and complete as of the date of this Agreement, except as set forth in the Disclosure Schedule. For all purposes hereunder, the Disclosure Schedule shall include Exhibits 1, 1A, and 2 and 4 of the TTA, and Exhibit 1 of the Services Agreement, which are incorporated in the Disclosure Schedule by reference. For purposes of this Section 5, the term Seller shall also include Seller's Affiliates.

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           5.1.     ORGANIZATION OF SELLER. Seller and its Affiliates are
                    corporations duly organized, validly existing, and in good standing under the laws of their respective jurisdictions. Seller has the corporate power and authority to own, lease or operate all properties and assets now owned, leased or operated by it and to carry on its businesses as now conducted. Seller has delivered to Buyer complete and accurate copies of its Articles of Association, as amended and in effect on the date hereof.

           5.2. AUTHORIZATION OF TRANSACTION. Seller has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder and thereafter. Without limiting the generality of the foregoing, the board of directors of Seller has duly authorized the execution, delivery, and performance of this Agreement by Seller. This Agreement constitutes the valid and legally binding obligation of Seller, enforceable in accordance with its terms and conditions.

           5.3. NO CONTRAVENTION. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Seller is subject or any provision of the Articles of Association of Seller; (ii) except as set forth in Section 5.3 of the Disclosure Schedule, conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel any Transferred Contract, or (iii) result in any lien against the Acquired Assets.

           5.4. CONSENTS, ETC. Except as set forth in Section 5.4 of the Disclosure Schedule, Seller does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government, governmental agency or any third party in order to consummate the transactions contemplated by this Agreement. Except as set forth in
                    Section 5.4 to the Disclosure Schedule, no consent, approval, license, permit, declaration, registration or authorization of the action by, or filing with, any person, or entity including any court, governmental or regulatory authority, commission, board, administrative agency or non-governmental third party, on the part of Seller, is required in connection with the execution and performance of this Agreement or the consummation of the transactions contemplated hereunder.

           5.5. TITLE TO ASSETS. Except as set forth in Section 5.5 of the Disclosure Schedule, the Seller has good and marketable title to, or a valid leasehold interest in all of the properties and Acquired Assets, free and clear of all Security Interests, or restrictions on transfer. The Seller further represents that the Seller's Affiliates do not own any of the Acquired Assets or any assets that are used for the operation of the business of the Seller. Seller has not solicited, directly or indirectly, any offer to be acquired.

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           5.6.     FINANCIAL STATEMENTS. Seller has previously delivered to
                    Buyer, true and completed copies of the following financial statements (collectively, the "FINANCIAL STATEMENTS"): accurate and complete copies of its audited consolidated balance sheets as of December 31, 2002, 2001 and 2000, and the related audited consolidated statements of operations, stockholders' equity, and cash flows for each of the years then ended, and the notes thereto, together with the report thereon of Ernst & Young, LLP independent auditors as attached hereto under SCHEDULE 5.6. Seller will deliver to Buyer audited consolidated financial statements of the Seller for the period ending as of the Closing Date ("CLOSING FINANCIAL STATEMENTS"). The Financial Statements (including the notes thereto) and the Closing Financial Statements have been (and, in the case of the Closing Financial Statements, will be) prepared according to the applicable law and United States GAAP applied on a consistent basis throughout the periods covered, present fairly the financial condition of the Seller as of such dates and the results of operations of the Seller for such periods, are correct and complete in accordance with US GAAP, and are consistent with the books and records of Seller and its Affiliates (which books and records are correct and complete). Each delivered balance sheet fully sets forth all assets and liabilities of the business existing as of its date which, under US GAAP, should be set forth therein, and each delivered statement of earnings sets forth the items of income and expense of the business which should appear therein under US GAAP. The trade accounts and other receivables of Seller which are classified as current assets on the balance sheets are bona fide receivables, were acquired in the ordinary course of business, are stated in accordance with US GAAP and, subject to the reserve for doubtful accounts, need not be written-off as uncollectible. The inventories of Seller reflected on the balance sheets have been valued in accordance with US GAAP, and the value of obsolete materials and materials of below standard quality has been written down or reserved against in accordance with US GAAP. There have been no write-ups of inventories or other assets. Seller has no liabilities other than (i) those set forth or reserved against in the Closing Financial Statements, and (ii) those disclosed on Schedule
                    5.6. Seller's books of account have been kept accurately in the ordinary course of business, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of Seller have been properly recorded in such books.

           5.7.     ABSENCE OF CERTAIN CHANGES. Except as set forth in Section
                    5.7 to the Disclosure Schedule, there have been no Material changes to any material agreements, obligations or commitments of the Seller since December 31, 2002. Since December 31, 2002, Seller has conducted the business in the Ordinary Course, consistent with past practices and there has not been any Material Adverse Effect other than as detailed in section 5.7 to the Disclosure Schedule.

           5.8. ORDINARY COURSE. Except as set forth in Section 5.8 to the Disclosure Schedule, there are no liabilities that arose and became known to Seller since December 31, 2002 that are not in the Ordinary Course of Business.

           5.9. UNDISCLOSED LIABILITIES. The Seller does not have any undisclosed Liability (and it does not know of any basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against any of them giving rise to any liability). A Liability shall be deemed undisclosed if it is not disclosed in the Disclosure Schedule or in the Closing Financial Statements.

           5.10. LEGAL COMPLIANCE. To the Seller's best knowledge, the Seller has complied with all applicable laws with regard to the Acquired Assets (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings and charges there under) of federal, state, local, and foreign governments (and all agencies thereof). No action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against any of them alleging any failure so to comply. There are no judgments outstanding and unsatisfied against Seller or the Acquired Assets.

           5.11.    TAX MATTERS.

                 Excluding any non compliance with or inaccuracy in the following Tax representations which would not adversely affect Buyer's liabilities to Tax authorities or other Israeli or U.S. governmental agencies, and subject to outstanding VAT matters which will be handled in accordance with section 9.9 hereof, Seller hereby represents that:

             (a) The Seller and its Affiliates have at all times complied, in all material respects, with all laws and regulations in respect of Tax, including without limitation the terms of any agreement reached with any applicable authority. The Seller and its Affiliates have duly filed or caused to be duly filed all Tax returns that are required to be filed in all applicable jurisdictions, and each such Tax return was and remains true, complete and correct in all material respects and does not contain any errors, omissions, inaccurate statement or lapses.

             (b) The Seller and its Affiliates have timely paid or will have timely paid all Tax due and payable prior to or on Closing Date.

             (c) The Seller and its Affiliates have made in the Financial Statements adequate provisions for any Tax due, according to applicable accounting principles.

             (d) The Seller and its Affiliates have not incurred and will not incur any liability for Tax other than Tax arisen in the Ordinary Course of Business or as a result of the transactions contemplated by this Agreement.

             (e) Each of the Seller and its Affiliates is resident only in the jurisdictions in which it is incorporated for Tax purposes and does not have a permanent establishment or other taxable presence in any jurisdiction other than the jurisdictions in which it is resident for Tax purposes.

             (f) The Seller and its Affiliates are not, nor have they been, liable to pay a penalty, surcharge, fine or late payment interest in connection with Tax in the five years ending on the Closing Date, and, to Seller's best knowledge, there exist no facts or circumstances which are likely to cause the Seller or its Affiliates to incur liability for any such penalty, surcharge, fine or late payment interest.

             (g) Neither Seller nor its Affiliates has received any notification that any of their respective Tax returns have been selected for audit by any Tax authority and there is no pending inspection by any Tax authority in relation to Tax, nor, to Seller's best knowledge, are Tax authorities intending or in the process of starting an audit or an inspection in relation to Tax.

             (h) Neither Seller nor its Affiliates has received notice of any Tax deficiency outstanding, proposed or assessed against or allocable to Seller or to its Affiliates, nor has Seller or its Affiliates executed any waiver of any statute of limitations on the assessment or collection of any Tax or executed or filed with any governmental body any agreement now in effect extending the period for assessment or collection of any taxes against Seller or its Affiliates.

             (i) There exists no dispute with the Tax authorities in any Tax jurisdiction involving the Seller and its Affiliates nor, to Seller's best knowledge, are Tax authorities in any Tax jurisdiction intending or in the process of asserting and/or initiating a claim.

             (j) There are no Security Interests on any of the Acquired Assets that arose in connection with any failure (or alleged failure) to pay any Tax.

             (k) There are no Tax liens upon, pending against or, to the knowledge of Seller, threatened against any Acquired Asset.

             (l) Consummation of the transactions contemplated hereby will not result in the imposition or creation of any Tax obligations on the Acquired Assets, except for Tax obligations, which remain the liability of Seller.

          5.12.     INTELLECTUAL PROPERTY

             (a) GENERAL. The Seller owns or has the right to use pursuant to licenses, sublicenses, agreements, or permissions all Intellectual Property necessary or desirable for the operation of the Acquired Assets as presently conducted, free and clear of any and all encumbrances, lien, fees rights, conditions or restrictions. Except as set forth in
                      Section 5.12(a) of the Disclosure Schedule, each item of Intellectual Property owned or used in connection with the Acquired Assets immediately prior to the Closing hereunder will be owned or available for use by Buyer on identical terms and conditions immediately subsequent to the Closing hereunder. Seller has taken all necessary action to maintain and protect each item of Intellectual property that it owns or uses.

             (b) NO INFRINGEMENT. Except as set forth in Section 5.12(b) of the Disclosure Schedule, no claim has been made against the Seller that the Intellectual Property infringes, misappropriates, or otherwise comes into conflict with any Intellectual Property rights of third parties, and none of the directors and officers of Seller has ever received any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation. To the Seller's best knowledge, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Seller.

             (c) OWNERSHIP OF INTELLECTUAL PROPERTY. All of the Intellectual Property rights, evidenced by or embodied in:
                      (i) the Acquired Assets; (ii) any Invention or work product developed or created by Seller in respect of the Acquired Assets; (iii) any part of or any derivative work of any of the foregoing, including their documentation, is owned or duly licensed by the Seller. Seller has not transferred, assigned or licensed any of its rights in any Intellectual Property other than to Buyer pursuant to the TTA and as set forth in Section 5.12(c) of the Disclosure Schedule.

             (d)      OWNERSHIP OF IP RIGHTS: Section 5.12(d) to the Disclosure
                      Schedule identifies each patent or registration which has been issued to the Seller with respect to any of its Intellectual Property, identifies each pending patent application or application for registration which the Seller has made with respect to any of its Intellectual Property, and identifies each license, agreement, or other permission which the Seller has granted to any third party with respect to any of its Intellectual Property (together with any exceptions). Seller has delivered to Buyer, within the Disclosure Schedule, correct and complete copies of all such patents, registrations, applications, licenses, agreements, and permissions (as amended to date) and has made available to Buyer correct and complete copies of all other written documentation evidencing ownership and prosecution (if applicable) of each such item. Section 5.12(d) to the Disclosure Schedule also identifies each trade name or unregistered trademark used in connection with the Acquired Assets. With respect to each item of Intellectual Property required to be identified in Section 5.12(d) to the Disclosure Schedule, the Seller possesses all right, title, and interest in and to the item, free and clear of any Security Interest.

             (e) INTELLECTUAL PROPERTY OWNED BY ANY THIRD PARTY. Section 5.12(e)(i) to the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Seller uses, with regard to the Acquired Assets, pursuant to license, sublicense, agreement, or permission. Seller has delivered to Buyer, within the Disclosure Schedule, correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date). With respect to each item of Intellectual Property required to be identified in Section 5.12(e) of the Disclosure Schedule, the license, sublicense, agreement, or permission covering the item is legal, valid, and enforceable and, except as set forth in
                      Section 5.12(e)(ii) of the Disclosure Schedule, shall stay such on identical terms following the consummation of the transactions contemplated hereby.

             (f) PROTECTION OF IP RIGHTS AND TRADE SECRETS. The Seller has taken all reasonable and customary actions to maintain and protect each item of Intellectual Property that is owned or used by it. All Confidential Information of the Seller is being (and has been) continuously maintained in confidence by taking reasonable precautions to protect and prevent its disclosure to unauthorized parties.

             (g) PROPRIETARY INFORMATION AND INVENTIONS AGREEMENTS. Each Employee, consultant and officer of the Seller has executed an agreement with the Seller pertaining to non-competition, confidentiality and assignment of inventions, or has otherwise sufficiently vested in the Seller good title to the work product or result of endeavors of every Employee, officer or contractor, with respect to the Acquired Assets, free of any retained rights or royalty or similar obligations. To Seller's knowledge: (i) none of the said Employees, officers or consultants is in violation thereof; (ii) no Employee of the Seller breached any third party contract with respect to any item of the Intellectual Property; (iii) no Employee of the Seller or current or former consultant or independent contractor retained by the Seller has, or has alleged to have any right, title or interest in the Intellectual Property.

           5.13. TANGIBLE ASSETS. The Seller owns or leases all buildings, machinery, equipment, and other tangible assets that are included within the Acquired Assets. Each such tangible asset is free from material defects (patent and latent), has been maintained in accordance with industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used and presently is proposed to be used. No such asset is shared by the Seller with any other person. The tangible assets included in the Acquired Assets shall constitute all tangible assets as are used in the conduct of the business of the Seller in the Ordinary Course of Business on the Closing Date, and, subject to Section 5.13 of the Disclosure Schedule, comprise all the property, rights and assets necessary for Buyer to carry on Seller's business in the manner and to the extent which it is presently conducted.

           5.14. INVENTORY. The Inventory consists of items, which are good and merchantable and fit for the purpose for which they were procured or manufactured, and none of which is slow-moving, obsolete, damaged, or defective. The quantity of the Inventory on the date hereof is, and on the Closing date will be, consistent with the levels maintained by the Seller in the Ordinary Course of Business.

           5.15. CONTRACTS. Section 5.15 of the Disclosure Schedule lists all material contracts and other agreements to which the Seller is a party. Seller has delivered to Buyer, a correct and complete copy of each written agreement listed in Section
                    5.15 of the Disclosure Schedule (as amended to date) and a written summary setting forth the terms and conditions of each oral agreement referred to in Section 5.15 of the Disclosure Schedule. With respect to each such agreement, except as set forth in Section 5.15(b) of the Disclosure
                    Schedule: (i) the agreement is legal, valid, binding, enforceable, and in full force and effect; (ii) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither Seller, nor to the Seller's best knowledge, any third party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (iv) neither Seller, nor to the Seller's best knowledge, no party has repudiated any provision of the agreement.

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           5.16.    NOTES AND ACCOUNTS RECEIVABLE. All accounts, notes and other receivables of the Seller are reflected properly on the Financial Statements or in Section 5.16 to the Disclosure Schedule, are valid receivables subject to no setoffs or counterclaims, are current and collectible, and will be collected in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts in the Ordinary Course of Business.

           5.17. INSURANCE. The Seller is covered by insurance that is in scope and amount customary and reasonable for the Acquired Assets. Seller delivered to Buyer, within the Disclosure Schedule, correct and complete copies of all of the insurance policies to which the Seller has been a party, a named insured, or otherwise the beneficiary of coverage at any time as of July 2000 and with respect to each policy there are no pending or asserted claims as to which any insurer has denied liability, and there are no claims under any such insurance policy that have been disallowed or improperly filed. Section 5.17 to the Disclosure Schedule sets forth claims experience of the Seller since July 2000. With respect to each insurance policy described herein no party to the policy has repudiated any provision thereof. Seller has received no notice from any insurance carrier of the intention of such carriers to discontinue any insurance coverage afforded to Seller.

           5.18. FILINGS. Seller and its Affiliates have timely filed all required forms, reports and documents with the SEC and any other competent authority, including tax authorities (the "TIOGA DOCUMENTS"). As of the time it was filed with the SEC or any other competent authority, including tax authorities, none of the Tioga Documents, including any financial statements or schedules included or incorporated by reference therein contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

           5.19. LITIGATION. Except as set forth in Section 5.19 to the Disclosure Schedule, there are no instances in which the Seller (i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party or, to the Seller's best knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any state, local, or foreign jurisdiction or before any arbitrator in respect of the Acquired Assets. None of the actions, suits, proceedings, hearings, and investigations set forth in Section 5.19 to the Disclosure Schedule could result in any Material Adverse Effect.

           5.20. CUSTOMERS AND DISTRIBUTION CHANNELS. All sales contracts and orders with customers and contracts with the distribution channels of the Seller (including, OEM, VAR and distributors) were entered into by or on behalf of the Seller in the Ordinary Course of Business for usual quantities and at normal prices. During the 24-month period preceding the date hereof, no material supplier of the Seller has indicated that it will stop, or decrease the rate of, supplying materials, products or services to the Seller and Seller has no reason to believe that any customer or any OEM, VAR or distributors will cease to do business with Buyer, after, or as a result of, the consummation of any transactions contemplated hereby or that any customer or OEM, VAR or distributors is threatened with bankruptcy or insolvency. Seller does not know of any fact, condition or event that would adversely affect its relationship with any customer or OEM, VAR or distributors.

           5.21. PRODUCT WARRANTY. Each of the product lines included in the Acquired Assets that has been manufactured, sold, leased, or delivered by Seller was manufactured in conformity with all applicable specifications and contractual commitments and all express and implied warranties related thereto, and the Seller does not have any liability (and, to Seller's best knowledge there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any liability) for replacement or repair thereof or other similar damages in connection therewith.

           5.22. PRODUCT LIABILITY. The Seller does not have any liability (and to Seller's best knowledge there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any liability) arising out of any injury to individuals or property as a result of the ownership, possession, or use of any Acquired Assets manufactured, licensed, sold, leased, or delivered by the Seller.

           5.23.    EMPLOYEES.

             (a) EMPLOYMENT AGREEMENTS. The Disclosure Schedule includes a list of all written (or summary description of any oral) promises, agreements, arrangements, understandings or policies, with officers, directors, Employees (including part-time, full time and sub-contractor Employees) and consultants (other than attorneys and accountants) of the Seller which are presently in effect, and the name, title or position, terms and conditions of employment, wages and any other compensation (including bonuses, commissions, and deferred compensation), the date of the most recent increase, years of service, pensions (including those required by all laws), retirement benefits, company cars, profit sharing, any interests in any incentive compensation plan and unused accrued vacation with respect to each such person.

             (b)      With respect to the Seller: (i) Except as set forth in
                      Section 5.23(b) of the Disclosure Schedule, the Seller is not a party to any collective labor agreement or arrangement or to any labor custom and the Seller does not have any agreement or arrangement with a trade union or the Seller's workers committee (Va'ad Ha'Ovdim); (ii) as of the date hereof, there are no outstanding claims against the Seller by any person who is now or has been or claims to have been an officer or Employee of the Seller, and there have been no disputes between the Seller and any of its Employees; (iii) the Seller has complied with all customs, agreements, legislative or other official provisions relating to the Employees, and their terms of employment; (iv) any and all amounts due to Employees of the Seller as of the Closing Date either on account of wages, annual leave, sick pay, and any other compensation or reimbursement or payment according to law or contract, and all amounts required to cover the Seller's liability with respect to termination of employment as of the Closing Date, pursuant to any law, custom, agreement or arrangement were fully paid or fully funded, or provided and accrued for in the Financial Statements and all such amounts with respect to the period until the Closing Date were either fully paid or provided and accrued for in the Financial Statements or are reflected in Section 5.23(b) to the Disclosure Schedule. No cause of action exists giving right to Employees to any claim for compensation or termination of employment beyond the Employee Related Liabilities (including the release of funds deposited with Employees' pension funds, early retirement funds, education fund (Keren Hishtalmut)), or for payment of any compensation as a result of the transactions contemplated hereby.

             (c) LABOR RELATIONS; COMPLIANCE. The Seller has complied with all laws applicable to its Employees and with all agreements, arrangements, promises and obligations relating thereto. There has not been, and to Seller's knowledge, there has not been threatened, any proceeding against or affecting the Seller relating to the alleged violation of any applicable laws or agreements, undertaking, promises or any other obligation pertaining to labor relations or employment matters. The Seller is not liable for the payment of any compensation, damages, taxes, fines, penalties, or other amounts, however designated, for failure to comply with any of the foregoing legal or contractual requirements.

             (d) LIST OF EMPLOYEES. Section 5.23(d) of the Disclosure Schedule lists all Employees as of the Closing Date.

           5.24. BENEFIT PLANS. With respect to the Seller: all amounts which the Seller is required by law, custom or by agreement to deduct from its Employees' salaries and/or transfer to such Employees' pension, severance pay, early retirement funds, life insurance ('Bituach Menahalim'), incapacity insurance, continuing education fund, bonus or vacation, have been duly paid into the appropriate fund or funds or provided and accrued for in the Financial Statements in accordance with US GAAP, and the Seller does not have any outstanding obligation to make any such transfer or provision to any Employee on a consistent basis. Section 5.24(i) of the Disclosure Schedule, (i) lists retirement, stock option, stock purchase, incentive, bonus, life, medical, vision, health, disability or profit sharing plans, and other Employee compensation or benefit plans, agreements, policies, contracts, arrangements or commitments, including without limitation severance agreements, holiday, vacation or similar matters, relating to officers or Employees of Seller; and (ii) sets forth Seller's contributions made to such Plans, all as of December 31, 2002. Seller has delivered correct and complete copies of all plans, including amendments thereto.

           5.25.    [RESERVED].

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           5.26.    EXPORT CONTROL LAWS. With respect to all Acquired Assets,
                    Seller has complied with all relevant Export Control Laws applicable to the products sold by Seller. No obligation of Seller under any Transferred Contract violates the terms of any relevant Export Control Law in any relevant jurisdiction.

           5.27. DISCLOSURE. The representations and warranties of Seller in this Agreement, are each accurate, correct and complete in all material respects, and do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements and information contained in this Agreement not misleading. Buyer has the right to rely fully upon the representations, warranties, covenants and agreements of Seller contained in this Agreement or any Exhibit or Schedule hereto or document executed or delivered in connection with or pursuant to any of the foregoing.

           5.28. SOLVENCY. Seller is not insolvent, nor will Seller be rendered insolvent by the occurrence of the transactions contemplated by this Agreement. In addition, immediately after giving effect to the consummation of the transactions contemplated by this Agreement, (1) Seller will be able to pay its debts as they become due, (2) the property of Seller does not and will not constitute unreasonably small capital, and Seller will not have unreasonably small capital and will not have insufficient capital with which to conduct its present or proposed business, and (3) taking into account pending and threatened litigation, final judgments against Seller in actions for money damages are not reasonably anticipated to be rendered at a time when, or in amounts such that, Seller will be unable to satisfy any such judgments promptly in accordance with their terms (taking into account the maximum probable amount of such judgments might be rendered). The cash available to Seller, after taking into account all other anticipated uses of the cash of Seller, will be sufficient to pay all such judgments promptly in accordance with their terms.

           5.29. CORPORATE NAME. The use of the corporate name of Seller does not infringe the right of any third party nor is it confusingly similar with the corporate name of any third party. After the Closing Date, no person or business entity other than Buyer will be authorized directly or indirectly to use the corporate name of Seller or any name deceptively or confusingly similar thereto.

     6.  BUYER'S REPRESENTATIONS AND WARRANTIES

Buyer represents and warrants to Seller that the statements contained in this
Section 6 are correct and complete as of the date of this Agreement.

           6.1. ORGANIZATION OF BUYER. Each of the Buyer entities is a corporation duly organized, validly existing, and in good standing under the laws of its respective jurisdiction.

           6.2. AUTHORIZATION OF TRANSACTION. Buyer has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of Buyer, enforceable in accordance with its terms and conditions.

           6.3. NO CONTRAVENTION. To Buyer's best knowledge, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
                    (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Buyer is subject or any provision of its articles of association or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Buyer is a party or by which it is bound or to which any of its assets is subject.

           6.4. EXPERIENCE; RECEIPT OF INFORMATION. Buyer represents that it has such knowledge and experience in business matters so as to be capable of evaluating the merits and risks relating to the acquisition of the Acquired Assets, has conducted due diligence of Seller and the Acquired Assets and assumption of Assumed Liabilities and has reviewed and inspected all of the data and information provided to it by the Seller in connection with this Agreement, the TTA and the Services Agreement. This representation shall not prejudice Buyer's reliance on the Seller's representations and warranties set forth in this Agreement.

     7.  ADDITIONAL UNDERSTANDINGS.

     Because (i) under the Reference Balance Sheet, the Seller has accrued transaction expenses of approximately US$350,000, that pursuant to this Agreement are to be borne by the Buyer, and (ii) under same Reference Balance Sheet, an amount of approximately US$350,000 is to be received from the OCS and, pursuant to this Agreement, is to be transferred by Seller to Buyer; the parties agree that, for the sake of procedural simplicity, the above items will be set off against each other so that the Seller shall bear and pay such transaction expenses and shall be entitled to such receivable from the OCS. The parties agree that, other than as set forth in Sections 5.8(b) and 5.19(e) of the Disclosure Schedule and costs and expenses of Employees' travel in connection with this Agreement, Seller has not accrued or incurred any additional transaction expenses that are to be borne by Buyer and any additional expenses in connection with the transaction, if any, shall not be assumed by Buyer and shall be deemed an Excluded Liability.

     8.  [RESERVED]

     9.  POST CLOSING COVENANTS

           9.1. CONTINUED ASSISTANCE. Following the Closing, at Buyer's request and without further consideration, Seller shall execute, acknowledge and deliver such documents, instruments or assurances and take such other action as Buyer may reasonably request to more effectively assign, convey and transfer any of the assets, properties, rights or claims with regard to the Acquired Assets. Following the Closing, Seller shall refer to Buyer as promptly as practicable any telephone calls, letters, orders, notices, requests, inquiries and other communications relating to the Acquired Assets. Seller shall cooperate in an orderly transfer of the Acquired Assets.

           9.2. RECORDS AND DOCUMENTS. For three years following the Closing Date, Seller shall grant to Buyer and its representatives, at Buyer's request, access to and the right to make copies of those records and documents related to the Seller, possession of which is retained by Seller (if any), as may be necessary or useful in connection with Buyer's conduct of the Acquired Assets after the Closing. If during such period Seller elects to dispose of such records, Seller shall first give Buyer sixty (60) days' written notice, during which period Buyer shall have the right to take such records without further consideration.

           9.3. CONFIDENTIALITY. After the Closing Date, except as may be required for tax purposes or other regulatory purposes, neither Seller nor any of the respective successors and assigns of Seller: shall (i) retain any document, databases or other media embodying any Confidential Information or proprietary know-how which constitutes a part of the Acquired Assets or use, publish or disclose to any third person any such Confidential Information or proprietary know-how, or (ii) use, publish or disclose any Confidential Information concerning the Acquired Assets, or Buyer or its Affiliates.

           9.4.     COVENANT NOT TO COMPETE.

             (a) For a period of three (3) years from and after the Closing, Seller will not engage in, directly or indirectly, any business that competes with Seller's business as conducted prior to Closing, including without limitation, in the development, making, marketing, or selling products of xDSL semiconductor business that compete with the Acquired Assets. Seller acknowledges that the restrictions contained in this Section 9.4 are fair and reasonably required to protect the interest of Buyer under this Agreement. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.4 invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

             (b) For a period of two (2) years from the Closing Date, whether for its own benefit or for the benefit of any other person, Seller shall not solicit the professional services of any employee of the Buyer previously employed by Seller or otherwise interfere with the relationships between Buyer or any Affiliate and any such person.

           9.5. POWER OF ATTORNEY. Seller hereby irrevocably appoints Buyer as Seller's agent and attorney-in-fact, with full power and authority in the place of Seller and in the name of Seller or otherwise, from time to time in Buyer's discretion to take any action and to execute any instrument which Buyer may reasonably deem necessary or advisable to fulfill Seller's obligations, rights or to accomplish the purposes of this Agreement. Seller hereby ratifies and confirms all that Buyer may lawfully do by virtue of this Power of Attorney; provided, however that nothing in this Power of Attorney shall permit Buyer to take any actions on behalf of Seller which would prejudice Seller's rights under the Escrow Agreement.

           9.6. LITIGATION SUPPORT. In the event and for so long as any party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement, or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Acquired Assets, the other party will cooperate with it, or its counsel, in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending party (unless the contesting or defending party is entitled to indemnification therefor under Section below).

           9.7. TRANSITION. Seller will not take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, distributor, value added reseller, supplier, from maintaining the same business relationships with Buyer after the Closing as it maintained with the Seller prior to the Closing. Seller will refer all customer inquiries relating to the Acquired Assets to Buyer from and after the Closing.

           9.8. CHANGE OF CORPORATE NAME. As soon as practicable after Closing, Seller shall execute an amendment to its Articles of Association, changing its corporate name to a name that does not include the word "Tioga" or any other name under which Seller presently conducts business.

           9.9. VALUE ADDED TAX. All VAT, including interest and penalties thereon as determined by the VAT authorities (if any), with respect to amounts paid or payable under the Services Agreement, the TTA and this Agreement will be borne by the Buyer. For such purpose, the parties agree as follows: (a) Seller shall cooperate with Buyer and its accountants in an effort to obtain a ruling from the VAT Authorities in Israel for certain VAT relief with respect to the amounts set forth above; (b) upon the earlier of (i) two months following the Closing, and (ii) the VAT authorities' first demand, the Buyer shall pay to Seller (x) the VAT amounts previously invoiced by Seller to Buyer under the Services Agreement, and (y) any additional VAT amounts relating to the Services Agreement (including interest and penalties thereon, if any) and required by the VAT Authorities, for which Seller shall invoice Buyer at such time; (c) upon the VAT authorities' first demand, the Buyer shall pay to Seller any VAT (including interest and penalties thereon as determined by the VAT authorities, if any) due with respect to the Consideration paid by Buyer to Seller hereunder and shall remain liable for any such amount throughout the statute of limitations period; (d) upon the VAT authorities' first demand, Buyer shall pay to Seller the VAT due with respect to all amounts paid or payable by Buyer to Seller pursuant to the TTA. For purposes hereof, the VAT authorities' first demand shall be in writing unless otherwise made in the presence of an authorized representative of the Buyer.

           9.10. INSURANCE. Seller shall assist and cooperate with Buyer, at Buyer's expense, to facilitate the Buyer's receipt of any amounts recoverable pursuant to insurance policies held by Seller and covering a Liability assumed by Buyer hereunder; and any proceeds received by Seller pursuant to such insurance policies shall be transferred to Buyer to the extent Buyer has incurred such Liability.

     10. INDEMNIFICATION PROVISIONS

           10.1. INDEMNIFICATION IN BENEFIT OF BUYER. Subject to Section 10.2 below, during the period ending on the later of (i) thirty
                    (30) days following the Closing Date, and (ii) twenty days following receipt by ST NV (at the address set forth below) of the Closing Financial Statements of Seller (the "ESCROW PERIOD"), Seller shall defend, indemnify, and hold Buyer and its employees, directors, officers, shareholders and agents (the "INDEMNITEES") harmless from and against, and reimburse them with respect to, any and all liabilities, direct losses, claims, costs, damages, demands, penalties or other expenses (including reasonable attorney's fees and other legal expenses), awards or recoveries, finally assessed by a court of competent jurisdiction or arbitration tribunal and actually paid by the Indemnitees (collectively "DAMAGES"), not exceeding in the aggregate US$1,800,000 (the "INDEMNIFIABLE AMOUNT") of every nature whatsoever incurred by the Indemnities by reason of or arising out of or in connection with:

             (a) any misrepresentation or breach of warranty made by Seller in this Agreement.

             (b) any breach by Seller of any covenant, agreement or undertaking made by it in this Agreement.

           10.2. CONDITIONS TO INDEMNIFICATION. Notwithstanding any other provision in Section 10.1, Buyer shall be entitled to indemnification only if the aggregate Indemnifiable Amounts exceed fifty thousand dollars (US$50,000) (the "THRESHOLD AMOUNT"), provided that at such time as the amount to which the Buyer is entitled to be indemnified exceeds the Threshold Amount, the Buyer shall be entitled to be indemnified up to the full Indemnifiable Amount including the Threshold Amount. In addition, in the event of a third party claim, the above indemnification is conditioned upon the Buyer (i) giving the Seller prompt notice in writing of such claim, suit, proceeding or threat thereof, (ii) permitting the Seller sole control, through counsel of its choice to defend and/or settle such suit and (iii) giving Seller all the needed information, assistance and authority, at the Indemnifying party's expense, to enable it to defend or settle such claim.

           10.3. EXCLUSIVE REMEDY. The Buyer acknowledges and agrees that except for the remedy of specific performance for enforcement of this Agreement, the Escrow Amount is the sole and exclusive remedy (except in the case of fraud in which case Buyer reserves all rights available to it under the law) with respect to any and all claims relating to the subject matter of this Agreement and all ancillary documents.

     11. [RESERVED]

     12. MISCELLANEOUS

           12.1. SUCCESSION AND ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. Subject to Section 2.2 above, each party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other party; provided, however that Buyer may (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates and (ii) designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases Buyer nonetheless shall remain responsible for the performance of all of its obligations hereunder).

           12.2. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to its conflict of laws principles. If a dispute arises out of or related to this Agreement, the parties agree to submit the dispute to arbitration. The arbitration proceedings will be conducted by a single arbitrator selected by the parties or, if the parties cannot agree on the identity of the arbitrator, by a panel of three arbitrators, one selected by each of the parties and the third mutually selected by the other two arbitrators. The decision of the arbitrators shall be final and binding upon the parties. The cost of the arbitration, including the fees and expenses of the arbitrator(s), will be shared equally by the parties unless the award otherwise provides. The arbitration shall be conducted in the English language and all hearings shall be held in New York.

           12.3. AMENDMENTS AND WAIVERS. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Buyer and Seller. No waiver by any party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

           12.4. SEVERABILITY. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

           12.5. PARTICIPATION. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, the this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of the this Agreement.

           12.6. STAMP DUTY. Stamp duty payable in respect of this Agreement, if any, shall be borne by the parties in equal share.

           12.7. AGREEMENT. This Agreement sets forth and constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes any and all prior agreements, understandings, promises and representations made by either party to the other, written, electronic, or oral, concerning the subject matter hereof and the terms applicable hereto.

           12.8. HEADINGS. The Section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

           12.9. INCORPORATION OF EXHIBITS AND SCHEDULES. Any references to Sections, Schedules and Exhibits are to Sections of, and Schedules and Exhibits to, this Agreement unless otherwise indicated. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

           12.10. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

           12.11. NOTICES. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below or if sent by facsimile to the number set forth below:

   If to Buyer:

                 General Manager, TPA
                 STMicroelectronics N.V.
                 39, Chemin du Champ des Filles
                 1228 Geneva
                 Switzerland
                 Fax No: +41 22 929 5878

    with a copy to

                 General Counsel,
                 STMicroelectronics N.V.
                 39, Chemin du Champ des Filles
                 1228 Geneva
                 Switzerland
                 Fax No.: + 41 22 929 5878
                 and to:

                 Eitan Pearl Latzer Cohen-Zedek
                 2 Gav-Yam Center, 7 Shenkar St,
                 Herzlia 46733, Israel
                 Fax No.: +972 9 9709001
                 Attention: Iris Pappo, Adv.

   If to the Seller:

                 Mr. Izhak Tamir, Chairman
                 Tioga Technologies Ltd.
                 C/O Orckit Communications Ltd.
                 126 Yigal Alon St.
                 Tel Aviv, Israel
                 Fax No.: +972 3 696 5678

   with a copy to:

                 Naschitz, Brandes & Co.
                 5 Tuval Street
                 Tel-Aviv, Israel
                 Fax: 972 3 623 5021
                 Attention: Sharon A. Amir, Adv.

                    Any party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other party notice in the manner herein set forth.

           12.12. NO THIRD-PARTY BENEFICIARIES. This Agreement shall not confer any rights or remedies upon any person other than the parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF, the parties hereto have executed this Asset Purchase Agreement as of the date first above written.

STMICROELECTRONICS N.V.

By:  /s/ Aldo Romano

Name:  Aldo Romana

Title:  Corp. V.P.


ST MICROELECTRONICS LTD.

By:  /s/ Francois Guibert

Name:  Francois Guibert

Title:  Group V.P.


TIOGA TECHNOLOGIES LTD.

By:  /s/ I. Tamir

Name:  Izhak Tamir

Title:  Chairman of the Board of Directors